                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                             Advance Paradigm, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    007491103
                                 (CUSIP Number)

                                  Paul S. Levy
                     Joseph Littlejohn & Levy Fund III, L.P.
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 286-8600

                                 with a copy to:

                             Raman Bet-Mansour, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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1.   Name Of Reporting Person:         Joseph Littlejohn & Levy Fund III, L.P.


     S.S. Or I.R.S. Identification
     No. Of Above Person:              52 206 4769

2.   Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.   SEC Use Only

4.   Source Of Funds:                  OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): _____

6.   Citizenship Or Place
     Of Organization:                  Delaware

     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:                None

8.   Shared Voting Power:              7,450,000

9.   Sole Dispositive Power:           None

10.  Shared Dispositive Power:         7,450,000

11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                           7,450,000

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13.  Percent Of Class Represented
     By Amount In Row (11):            17.9%

14.  Type of Reporting Person:         PN

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1.  Name Of Reporting Person:          JLL Associates III, L.L.C.


    S.S. Or I.R.S. Identification
    No. Of Above Person:               52 206 4770

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                   OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   Delaware

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          OO

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1.  Name Of Reporting Person:          Paul S. Levy


    S.S. Or I.R.S. Identification
    No. Of Above Person:               053 38 0595

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                   OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   U.S.A.

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          IN

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1.  Name Of Reporting Person:          David Y. Ying

    S.S. Or I.R.S. Identification
    No. Of Above Person:               148 40 9252

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                   OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   U.S.A.

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          IN

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1.  Name Of Reporting Person:          Anthony Grillo

    S.S. Or I.R.S. Identification
    No. Of Above Person:               153 50 5589

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                   OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   U.S.A.

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          IN

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1.  Name Of Reporting Person:          Ramsey A. Frank

    S.S. Or I.R.S. Identification
    No. Of Above Person:               ###-##-####

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                   OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   U.S.A.

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          IN

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1.  Name Of Reporting Person:          Jeffrey C. Lightcap

    S.S. Or I.R.S. Identification
    No. Of Above Person:               103 54 8651

2.  Check the appropriate Box if a Member of a group

                                       (a) [x] (b) [ ]

3.  SEC Use Only

4.  Source Of Funds:                    OO

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ___

6.  Citizenship Or Place
    Of Organization:                   U.S.A.

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:                 None

8.  Shared Voting Power:               7,450,000

9.  Sole Dispositive Power:            None

10. Shared Dispositive Power:          7,450,000

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                            7,450,000

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares: [ ]

13. Percent Of Class Represented
    By Amount In Row (11):             17.9%

14. Type of Reporting Person:          IN

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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Advance Paradigm, Inc., a Delaware corporation (the "Issuer").

         The Issuer has also issued shares of Series A-1 11% Preferred Stock, par value $.01 per share (the "Series A-1 Preferred Stock") and shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and, together with the Series A-1 Preferred Stock, the "JLL Preferred Stock"). The shares of Series A-1 Preferred Stock have certain voting rights and are convertible into shares of Common Stock upon approval of such conversion by the stockholders of Issuer. The shares of Series B Preferred Stock are convertible into shares of Common Stock and have certain voting rights, as described in Item 4 below.

         The principal executive offices of the Issuer are located at 5215 North O'Connor Boulevard, Suite 1600, Irving, TX 75039.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Joseph Littlejohn & Levy Fund III, L.P., a Delaware limited partnership ("JLL Fund III"); JLL Associates III, L.L.C., a Delaware limited liability company and sole general partner of JLL Fund III ("JLL Associates); and Paul S. Levy, David Y. Ying, Anthony Grillo, Ramsey A. Frank and Jeffrey C. Lightcap, each a managing member of JLL Associates (such individuals, the "Individuals,", and together with JLL Fund III and JLL Associates, the "Reporting Persons"). The Joint Filing Agreement pursuant to which this Schedule 13D is filed is attached hereto as Exhibit 7.

         (b) The address of the principal business office of the Reporting Persons is c/o Joseph Littlejohn & Levy, Inc., 450 Lexington Avenue, New York, New York 10017.

         (c) The principal business of JLL Fund III is to make and hold investments in various entities. The principal business of JLL Associates is to act as the general partner, and be responsible for the business and affairs, of JLL Fund III. The principal business of each of the Individuals is to act as the managing members of JLL Associates and to serve in similar capacities with certain affiliates of JLL Fund III and JLL Associates.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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         (f) JLL Fund III is a limited partnership organized under the laws of the State of Delaware. JLL Associates is a limited liability company organized under the laws of the State of Delaware. Each of the Individuals is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Persons have acquired 65,415 shares of Series A-1 Preferred Stock, 6 shares of Series B Preferred Stock and 4,207,000 shares of Common Stock (collectively, the "JLL Shares"). The aggregate purchase price for the JLL Shares was $149,000,000. JLL Fund III obtained such funds from a capital contribution from its partners.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 11, 2000, JLL Fund III and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell, and JLL Fund III agreed to purchase, 65,854 shares of Series A-1 Preferred Stock and 84,146 shares of Series B Preferred Stock. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         On October 2, 2000, JLL Fund III and the Issuer entered into an Exchange Agreement (the "Exchange Agreement") which, among other matters, modified the Securities Purchase Agreement to provide that the Issuer agreed to sell, and JLL Fund III agreed to purchase, 65,854 shares of Series A-1 Preferred Stock, 6 shares of Series B Preferred Stock and 4,178,950 shares of Common Stock. A copy of the Exchange Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         JLL Fund III acquired the JLL Shares for investment purposes. The Issuer issued the JLL Shares to JLL Fund III in order to finance a portion of the cost of the Issuer's acquisition of PCS Holding Corporation from Rite Aid Corporation ("Rite Aid"). In connection with this acquisition, the Issuer issued 125,000 shares of Series A-2 11% Preferred Stock, par value $.01 per share (the "Series A-2 Preferred Stock"), to Rite Aid as part of the purchase price of PCS Holding Corporation.

         Subject to the limitations set forth in the Stockholders' Agreement and the Certificates of Designation (in each case as defined and described below), the Reporting Persons may sell some or all of the JLL Shares either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the JLL Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, money and stock market conditions and other further developments. Depending on the same factors, and subject to the provision of the Stockholders Agreement described below in "Standstill Provisions," the Reporting Persons may decide to make additional purchases of shares.

                                       10
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         The following is a description of certain terms and provisions relating to the JLL Shares:

         SERIES A-1 PREFERRED STOCK. The powers, designations, preferences, rights, qualifications and restrictions of the Series A-1 Preferred Stock are more fully set forth in the Certificate of Designations for the Series A-1 Preferred Stock, filed with the Secretary of State of the State of Delaware on October 2, 2000 (the "Series A-1 Certificate of Designations"), attached hereto as Exhibit 3 and incorporated herein by reference.

         The Series A-1 Preferred Stock has a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends beginning on the 120th day following the issue date at a rate initially equal to 11% per annum and increasing in quarterly increments of 2% (up to a maximum of 16%) until Stockholder Approval (as defined below) is obtained. Dividends on the Series A-1 Preferred Stock are payable solely in additional shares of Series A-1 Preferred Stock and will cease to accrue once Stockholder Approval is obtained. Following Stockholder Approval (as defined below), dividends will be payable on the Series A-1 Preferred Stock and the Common Stock on a share-and-share-alike basis. Unless Stockholder Approval has been obtained, the Series A-1 Preferred Stock is mandatorily redeemable upon the earlier to occur of a change of control of the Issuer or the eleventh anniversary of the issue date. The Series A-1 Preferred Stock is convertible into Common Stock as described below under "Conversion of Preferred Stock" and "Conversion of Class B-1 Common Stock."

         SERIES B PREFERRED STOCK. The powers, designations, preferences, rights, qualifications and restrictions of the Series B Preferred Stock are more fully set forth in the Certificate of Designations for the Series B Preferred Stock, filed with the Secretary of State of the State of Delaware on October 2, 2000 (the "Series B Certificate of Designations" and, together with the Series A-2 Certificate of Designations, the "Certificates of Designations"), attached hereto as Exhibit 4 and incorporated herein by reference.

         The Series B Preferred Stock has a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends). Dividends will be payable on the Series B Preferred Stock and the Common Stock on a share-and-share-alike basis. Unless Stockholder Approval has been obtained, the Series B Preferred Stock is mandatorily redeemable upon the earlier to occur of a change of control of the Issuer or the eleventh anniversary of the issue date. The Series B Preferred Stock is convertible into Common Stock as described below under "Conversion of Preferred Stock" and "Conversion of Class B-1 Common Stock."

         EXCHANGE RIGHTS. The shares of Common Stock issued to JLL Fund III (the "JLL Common Stock") are exchangeable at any time at the option of JLL Fund III for shares of Series B Preferred Stock at an exchange ratio initially equal to fifty shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment for stock dividends and distributions, subdivisions, combinations and consolidations of stock. These exchange rights are described more fully in the Exchange Agreement. Upon Stockholder Approval, such shares of JLL Common Stock will convert first into shares of Series B Preferred Stock and then into shares of Class B-1 Common Stock (as defined below).

         STOCKHOLDER APPROVAL. Pursuant to the Securities Purchase Agreement, the Issuer will seek the approval (the "Stockholder Approval") by the Issuer's stockholders of the conversion of the Series A-1 Preferred Stock (and the Series A-2 Preferred Stock, into Common Stock, the creation of two new class of common stock, par value $.01 per share, of the Issuer to be designated as Class B-1 Common Stock (the "Class B-1 Common Stock") and Class B-2 Common Stock (the "Class B-2 Common Stock" and, together with the Class B-1 Common Stock, the "Class B Common Stock"), and certain other amendments to the Issuer's certificate of incorporation. The Reporting Persons understand that the Issuer proposes to submit to stockholder approval the form of the Second Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") attached hereto as Exhibit 5 and incorporated herein by reference. The powers, designations, rights, qualifications and restrictions of the Class B Common Stock are set forth in the Restated Certificate of Incorporation.

         CONVERSION OF PREFERRED STOCK. At any time following Stockholder Approval, JLL Fund III may, at its option, convert its shares of Series A-1 Preferred Stock into shares of Class B-1 Common Stock. Prior to Stockholder Approval, JLL Fund III may, at its option, convert its shares of Series B Preferred Stock into shares of Common Stock. Upon Stockholder Approval, all outstanding shares of Series B Preferred Stock will convert automatically into shares of Class B-1 Common Stock.

         Upon conversion, each share of Series A-1 and Series B Preferred Stock will convert into a number of shares of Common Stock or Class B-1 Common Stock, as the case may be, obtained by dividing the liquidation preference of such share of Preferred Stock by the conversion price then in effect. The initial conversion price is $20, subject to adjustment for stock dividends and distributions, subdivisions, combinations and consolidations of stock and customary anti-dilution protections. The conversion rights of holders of shares of Series A-1 and Series B Preferred Stock are described more fully in the Certificates of Designations.

         CONVERSION OF CLASS B-1 COMMON STOCK. Following Stockholder Approval, the shares of Class B-1 Common Stock issued upon conversion of JLL Fund III's Preferred Stock will be convertible at any time at the option of the holders into shares of Common Stock at a conversion ratio initially equal to one share of Common Stock for each share of Class B-1 Common Stock, subject to adjustment for stock dividends and distributions, subdivisions, combinations and consolidations of stock and customary anti-dilution protections. The conversion rights of holders of shares of Class B-1 Common Stock are described more fully in the Restated Certificate of Incorporation.

         TRANSFER RESTRICTIONS. Under the terms of the Stockholders' Agreement, dated as of October 2, 2000, between JLL Fund III, Rite Aid Corporation, the Issuer, and certain other stockholders of the Corporation (the "Stockholders' Agreement"), JLL Fund III may not transfer the JLL Shares except in compliance with the provisions of the Stockholders' Agreement relating to transfers of shares, including customary provisions relating to compliance with securities laws and those provisions described below under "Standstill Provisions." A copy of the Stockholders' Agreement is attached hereto as Exhibit 6 and incorporated herein by reference. Under the terms of the Series A-1 Certificates of Designations, until the 120th day following the original issue date of the preferred stock, JLL Fund III may not transfer its shares of Series A-1 Preferred Stock

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except to certain of its affiliates. Under the terms of the Series B Certificate of Designations and the Exchange Agreement, if JLL Fund III transfers its shares of Series B Preferred Stock or the JLL Common Stock prior to Stockholder Approval, such shares of Series B Preferred Stock will convert into Common Stock and lose the right to convert into Class B-1 Common Stock and the shares of JLL Common Stock will lose the right to convert into Class B-1 Common Stock upon Stockholder Approval. Following Stockholder Approval, under the terms of the Restated Certificate of Incorporation, JLL Fund III may not transfer its shares of Class B-1 Common Stock except to certain of its affiliates. Upon a transfer of Class B-1 Common in violation of this provision, the shares of Class B-1 Common Stock so transferred will convert automatically into shares of Common Stock. These transfer restrictions are described more fully in the Stockholders' Agreement, the Certificates of Designations and the Restated Certificate of Incorporation.

         CORPORATE GOVERNANCE. Pursuant to the terms of the Securities Purchase Agreement, the Series B Certificate of Designations, the Exchange Agreement and the Stockholders Agreement, two individuals designated by JLL Fund III (Messrs. Paul Levy and Ramsey Frank) were elected to the Board of Directors of the Issuer effective as of October 2, 2000. The Stockholders Agreement provides that the Issuer will use its reasonable best efforts to cause its Board of Directors to consist of eleven members. Prior to Stockholder Approval, at each annual meeting of stockholders of the Issuer, the holders of the Series B-1 Preferred Stock are entitled to elect, two members of the Board of Directors of the Issuer. Following Stockholder Approval, at each annual meeting of stockholders of the Issuer, the holders of Class B-1 Common Stock are entitled to elect, voting as a separate class, two members of the Board of Directors of the Issuer pursuant to the terms of the Restated Certificate of Incorporation and the Stockholders' Agreement. The number and manner of election of the directors are subject to change as set forth in the Series B Certificate of Designations, the Stockholders' Agreement and the Restated Certificate of Incorporation. Except as described in the foregoing, the JLL Shares are not entitled to vote in the election of directors of the Issuer.

         The terms of the Series B Preferred Stock and, following Stockholder Approval, the Restated Certificate of Incorporation provide that the Issuer may not take certain significant actions without the approval of the holders of the Series B Preferred Stock and the Series A-1 Preferred Stock (or, following Stockholder Approval, the holders of the Class B Common Stock). Such actions include, among other matters, mergers, consolidations, sales of all or substantially all assets and certain issuances of equity securities. These approval rights will terminate at such time as the holders of the Series A-1 and Series A-2 Preferred Stock and Class B Common Stock own a number of shares of Common Stock (on an as-converted basis) that is less than 10% of the number of shares of Common Stock issuable upon conversion of the originally issued number of shares of Series A-1, Series A-2 and Series B Preferred Stock, as adjusted for stock dividends and distributions, subdivisions, combinations and consolidations of stock.

         Except with respect to the election of directors and for the above-described matters subject to their separate approval, the holders of the Series B Preferred Stock (or, following Stockholder Approval, the holders of the Class B Common Stock and the Series A-1 Preferred Stock), are entitled to vote together as a single class with the holders of the Common Stock on all matters presented to the holders of the Common Stock for a

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vote and to a number of votes to which they would have been entitled as holders of Common Stock if all of their shares of Class B Common Stock and Series A-1 Preferred Stock had been converted immediately prior to the record date for such vote.

         STANDSTILL PROVISIONS. The Stockholders' Agreement provides that for a period beginning on the issue date of the JLL Shares and ending on the earlier of the fourth anniversary of such issue date and the date of a change in control of the Issuer, JLL Fund III and its affiliates will refrain from purchasing additional shares of the Issuer's voting stock and from taking certain other actions relating to a change in control of the Issuer, including the formation of a "group" as defined in Section 13(d) of the Securities Exchange Act of 1934 and the solicitation of proxies. The standstill provisions are subject to certain exceptions and the standstill period may be terminated earlier than the fourth anniversary of the issue date. These standstill provisions are set forth in the Stockholders' Agreement.

         REGISTRATION RIGHTS. Pursuant to the Stockholders' Agreement, the Issuer has granted to the holders of the JLL Shares certain "demand" and "piggy-back" registration rights with respect to the JLL Shares. These registration rights, which are set forth in the Stockholders' Agreement, are subject to certain customary blackout and cutback provisions, are accompanied by customary indemnification provisions, and are described more fully.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons who are or become directors of the Issuer, may, in their capacities as such, propose that the Board of Directors consider one or more of such actions from time to time.

         The foregoing description of the terms and provisions relating to the JLL Shares is qualified in its entirety by the text of the Securities Purchase Agreement, the Exchange Agreement, the Certificates of Designations, the Restated Certificate of Incorporation and the Stockholders Agreement, which are attached to this Schedule 13D and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) JLL Fund III is the direct beneficial owner of 4,178,950 shares of Common Stock. By virtue of its ownership of 6 shares of Series B Preferred stock, JLL Fund III may be deemed to beneficially own up to an additional 300 shares of Common Stock. Following Stockholder Approval, by virtue of its ownership of 65,415 shares of Series A-1 Preferred Stock, JLL Fund III may be deemed to beneficially own up to an additional 3,270,750 shares of Common Stock. Assuming the conversion of all shares of Preferred Stock owned by JLL Fund III, JLL Fund III may be deemed to beneficially own an aggregate of 7,450,000 shares of Common Stock, representing approximately 17.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of August 31, 2000 and after giving effect to the issuance of Common Stock sold pursuant to the Securities Purchase Agreement, the exercise of in-the-money options and warrants that have vested or will vest within 60 days of such date and the conversion of all outstanding shares of Preferred Stock).

              (ii) By virtue of its position as general partner of JLL Fund III, JLL Associates may be deemed to be the beneficial owner of all of the shares in which JLL Fund III has direct beneficial ownership;

              (iii) By virtue of the Individual's positions as managing members of JLL Associates, each of them may be deemed to have a beneficial ownership interest in all of the shares in which JLL Fund III has direct beneficial ownership.

         (b) JLL Fund III, JLL Associates, and the Individuals have shared power to vote or dispose of the JLL Shares.

         (c) Other than the transactions described in Items 3 and 4, no other transactions in shares of Common Stock by the Reporting Persons were effected during the sixty days prior to the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 3 and Item 4 are incorporated herein by reference. Except as set forth in this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the JLL Shares, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Securities Purchase Agreement, dated as of July 11, 2000, between the Issuer and JLL Fund III.

Exhibit 2 Exchange Agreement, dated as of October 2, 2000, between the Issuer and JLL Fund III.

Exhibit 3     Certificate of Designations of Series A-1 11% Preferred Stock.

Exhibit 4     Certificate of Designations of Series B Preferred Stock.

Exhibit 5 Form of Second Amended and Restated Certificate of Incorporation of the Issuer (attached as Exhibit B to the Stockholders' Agreement).

Exhibit 6 Stockholders' Agreement, dated as of October 2, 2000, among the Issuer, JLL Fund III, Rite Aid and certain other stockholders of the Issuer.

Exhibit 7     Joint Filing Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to Joseph Littlejohn & Levy Fund III, L.P. is true, complete and correct.

Dated:   October 12, 2000

                              JOSEPH LITTLEJOHN & LEVY FUND III, L.P.

                              By its General Partner JLL Associates III, L.L.C.


                              By /s/ Ramsey A. Frank
                                 -------------------------------------------
                                 Name: Ramsey A. Frank, for
                                       Joseph Littlejohn & Levy, Inc., as
                                       Manager of JLL Associates III, L.L.C.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to JLL Associates III, L.L.C. is true, complete and correct.

Dated:   October 12, 2000

                              JLL ASSOCIATES III, L.L.C.


                              By /s/ Ramsey A. Frank
                                 -------------------------------------------
                                 Name: Ramsey A. Frank, for
                                       Joseph Littlejohn & Levy, Inc., as
                                       Manager of JLL Associates III, L.L.C.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to me is true, complete and correct.

Dated:   October 12, 2000

                              /s/ Paul S. Levy
                              -----------------------------------
                              Paul S. Levy

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to me is true, complete and correct.

Dated:   October 12, 2000

                              /s/ David Y. Ying
                              -----------------------------------
                              David Y. Ying

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to me is true, complete and correct.

Dated:   October 12, 2000

                              /s/ Anthony Grillo
                              -----------------------------------
                              Anthony Grillo

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to me is true, complete and correct.

Dated:   October 12, 2000

                              /s/ Ramsey A. Frank
                              -----------------------------------
                              Ramsey A. Frank

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D with respect to me is true, complete and correct.

Dated:   October 12, 2000

                              /s/ Jeffrey C. Lightcap
                              -----------------------------------
                              Jeffrey C. Lightcap

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